

October 15, 2013

Via E-mail
David A. Brooks
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Hospitality Prime, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12(b)**
> **Filed September 24, 2013**
> **File No. 001-35972**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Adjustments to Pro Forma Combined Consolidated Statements of Operations, page F-11

1.   We note your revisions to adjustment (DD). Please further clarify the following:
    - You disclose that the base fee is subject to a minimum quarterly base fee. Please confirm that the amounts included in this adjustment are greater than the minimum fee required by the advisory agreement, or advise.
    - You also note that the incentive fee cannot be calculated at this time. However, it is still unclear to us why you cannot calculate the incentive fee, if any, based on historical information and the terms of the new advisory agreement similar to the information and assumptions used in the base fee calculation. Please advise or revise.

2.   We note your revisions to adjustment (FF). Please tell us your basis for eliminating historical stock-based compensation and assuming no stock based compensation during

the periods presented. It does not appear that eliminating stock-based compensation is factually supportable. Please advise or revise.

3.   We note your revisions to adjustment (GG). It is still unclear how you calculated these amounts. Please advise or revise. Please address the amounts included for these expenses in the historical financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Angela McHale, Attorney-Advisor, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant